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                              August 4, 2021

       Stephen J. Antol
       Chief Financial Officer
       Santa Fe Gold Corporation
       3544 Rio Grande Boulevard, N.W.
       Albuquerque, NM 87107

                                                        Re: Santa Fe Gold
Corporation
                                                            Registration
Statement on Form 10-12g
                                                            Filed July 20, 2021
                                                            File No. 000-20430

       Dear Mr. Antol:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12g filed July 20, 2021

       Item 3. Properties, page 35

   1. Please revise to clarify the number of patented mining claims related to your Jim Crow
                                                        Imperial project. For
example on page 35 you reference 8 patented claims related to the
                                                        Jim Crow Imperial Mine
and on page 37 you reference seven patented claims related to the Jim Crow mine.
   2. We note your disclosure beginning on page 49 related to the concept of qualified person and the use of the term
certified with respect to exploration results. Please note that Item
                                                        1302(a)(1) of
Regulation S-K does not use the term certified with regard to the disclosure requirements, though
specifies that disclosures of exploration results, mineral resources, or mineral reserves
must be based on and accurately reflect information and supporting documentation "prepared
by a qualified person, as defined in   229.1300."
 Stephen J. Antol
FirstName  LastNameStephen
Santa Fe Gold Corporation J. Antol
Comapany
August     NameSanta Fe Gold Corporation
       4, 2021
August
Page 2 4, 2021 Page 2
FirstName LastName
         Under Item 1302(a)(1) of Regulation S-K, historical exploration work may be disclosed in technical reports, property disclosures, or other summaries of work, provided that information is based upon work prepared by a qualified person. Please revise your disclosures to remove the term certified as used in the context of describing the role of a qualified person, with respect to exploration results, and to clarify your intentions with respect to retaining a qualified person.
Summary Compensation Table, page 52

3. We note your response to prior comment 5. We note further that your amended summary compensation table reports $30,000 in compensation for Mr. Adair for the period ended
         June 30, 2020, however, the Director's Agreement in Exhibit 10.8 reports $75,000 in compensation for this period. Please reconcile your disclosures. Annual Financial Statements, page F-1

4. Please update your filing to include audited financial statements for the year ended June
         30, 2021 prior to the effective date and upon filing any amendment on or after August 17,
         2021 to comply with Rule 8-08(b) of Regulation S-X.
Note 16 - Summary of Gain on Debt Extinguishment, page F-23

5. We have read your response to prior comment 8 and note your explanation for the extinguishment of approximately $12.5 million of the $20 million of indebtedness outstanding on senior notes and unsecured claims that were reinstated after the dismissal of your bankruptcy petition in June 2016.

         Please provide us with details regarding the current status of the liabilities referenced above and not de-recognized based on the legal opinions, including descriptions and dates of any settlement, exchange or payment agreements, for any amounts in the remaining
         $7.5 million of indebtedness.
6. We have read your responses to prior comments 7 and 8 and the two legal opinions provided, regarding your de-recognition of liabilities based on the statute of limitations in
         British Columbia, Canada. We note the opinions express different conclusions as to whether the circumstances would constitute a manner of defense or would preclude a counterparty from initiating a claim, and that neither states that a court would grant a declaratory judgement releasing you and your consolidated subsidiaries from the liabilities if presented with the legal arguments. We also note that you have not addressed the accounting criteria in FASB ASC 405-20-40-1(b), nor identified in your filing the law firms rendering the opinions. As written, the opinions do not appear to adequately support the accounting that you have applied.

         Revise your financial statements to report the liabilities that had been derecognized based on these opinions. Alternatively, provide revised opinions that address the concerns identified above.
 Stephen J. Antol
Santa Fe Gold Corporation
August 4, 2021
Page 3


Exhibits

7. Please file an executed copy of the Billali Mine, LLC and JC Imperial, LLC Purchase
      Agreement at Exhibit 10.1. In this regard, we note an executed copy of such agreement that was previously filed as Exhibit 10.1 to your January 7, 2019 Form 8-
      K. The exhibit filed with the 8-K reflects execution by the buyer on January 4, 2018, but execution by the seller on January 4, 2019. Please provide an explanation for the discrepancy in these dates and clarify the effective date of the agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Kevin Dougherty, Staff Attorney, at (202) 551-
3271 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen J. Antol
                                                           Division of
Corporation Finance
Comapany NameSanta Fe Gold Corporation
                                                           Office of Energy &
Transportation
August 4, 2021 Page 3
cc:       Peder K. Davisson
FirstName LastName